Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2008 Annual Meeting of Stockholders held on September 25, 2008, the Fund's stockholders elected four Directors, consisting of:
	Votes For	Votes Withheld
*Donald R. Dwight	16,408,582	236,886
*William L. Koke	16,411,164	234,304
**Stephen L. Isaacs	919,928	7,289
**David L. Meister	919,928	7,289

*Common Stock and Preferred Stock voting together as a single class
**Preferred Stock voting as a separate class